Via EDGAR and Express Delivery


February 28, 2007

United States Securities and Exchange Commission
100 First Street, N.E.
Washington D.C.  20549


Re: U.S. Physical Therapy, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2005
    Form 10-Q for the Nine Months Ended September 20, 2006
    File No. 001-11151

Dear Mr. Rosenberg:

In response to your letters dated December 8, 2006 and February 16, 2007, to U.S. Physical Therapy (the "Company") transmitting the comments of the staff (the"Staff") of the U.S. Securities and Exchange Commission (the "Commission") relating to the referenced Form 10-K and 10-Q.

RESPONSE:

This correspondence provides the factual information and circumstances relating to our clinic operations and ownership structure. As of December 31, 2006, U.S. Physical Therapy, Inc. had 292 physical and occupational therapy clinics, of which 94 are operated as wholly owned subsidiaries ("Profit Share Clinics") and 198 are operated through limited partnerships ("Partnerships").

In 2001, the EITF issued EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB No. 25 and FASB Interpretation No. 44", which contained within its scope the concept of profits interests and circumstances whereby an LLC arrangement or other pass-through entity would account for certain types of distributions as compensation expense under either APB 25 or FAS 123 by analogy. Upon the issuance of this standard, which was reviewed by the Company's management at that time and was concluded to be applicable to the Partnerships formed on or after January 18, 2001, certain factors were indicative of our agreements being deemed "profits interests". Such factors that were considered by the Company indicating that this standard had relevance to the Company's accounting model included:

--   Inherent or inconsequential risk assumed by the minority limited partners;
--   Nominal consideration paid for the minority limited partnership interest;
--   Monthly service period and payment of distributions; and
--   Limited partners are entitled to any undistributed interests.

The items noted above were considered in the Company's initial assessments. Subsequently, we have reviewed these matters and now believe that the limited partners' funds at risk are typical to any other limited partnership arrangement and that the downside risks associated with being a limited partner do not differ from that of any other limited partnership arrangement whereby the limited partners are liable for losses of the Partnership up to the point of their capital account. Further, the monthly distributions that are owed to the limited partners prior to their settlement in cash are not treated differently than any other equity dividend distribution for declared and payable dividends to partners. These distributions are owed to the limited partners regardless of their provision or active service involvement. Therefore, there is no requisite service requirement as contemplated by EITF 00-23 or FAS 123R. Should the limited partner no longer be an employee of the partnership, the limited partner continues to share in their equity distribution as a limited partner investor. The Company has no right to convey or transfer the limited partner's ownership in the partnership.

See our letters dated December 29, 2005 and August 30, 2005.

Based upon additional analysis of all relevant facts and circumstances, including the terms and conditions of the partnership agreements, the Company believes that the overall substance and facts of the Partnership structure is more supportive of minority interest accounting. Based on our review, we have considered the following accounting implications:

Issue 1: Accounting treatment of minority interest initial investment and partnership formation.

Issue 2: Accounting treatment of distributions made to minority limited partners.

Issue 3: Accounting treatment of employment agreements, nonsoliciation agreements, severance agreements or post termination compensation provisions of profits interest partners.

Issue 4: Accounting treatment of minority limited partners who are also salaried employees of the partnership concurrent with being minority limited partners / owners of the business.

Issue 5: Accounting treatment for the acquisition of minority interests.

Issue 6: Accounting considerations and disclosure requirements of FASB No. 154, "Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20 and FASB Statement No. 3".

Background Considerations and Definitions
-----------------------------------------

The following describes the business and legal structure of the various Partnerships and partnership agreements, as well as a summary of the relevant facts and circumstances considered by management in our analysis and accounting/business model from the point of adoption of EITF 00-23 until the date of this correspondence.

Profit Share Clinics
--------------------

These are wholly-owned clinics that are normally operated under profit sharing arrangements with the facilities' clinic directors. These profit sharing arrangements are provided for under employment or letter agreements that the Company enters into with the individual clinic directors. Such agreements stipulate the salary, bonuses and/or profit share the individual is entitled to receive in return for their services as a manager and employee. The employee's profit share participation is contingent upon their continued employment and service within the role specified in their agreement.

The clinic director makes no capital contribution to the business under these arrangements, which differs from the Partnership agreements. Also, as opposed to Partnership distributions, profit share payments are made irrespective of the debt or available cash balances at the clinic(s). The Company regularly advances the funds necessary to make profit share payments regardless of the cash position of the Profit Share Clinic. Profit share payments are therefore not "at risk".

Some of the profit sharing arrangements with the Profit Share Clinic directors provide for residual lump sum payments should their employment cease. In those circumstances, the Company accrues for the potential post-employment residual payments over the term of the employment agreement and the requisite service period. Currently, there are 19 such Profit Share Clinics with such accrued obligations.

All payments, including salaries, bonuses, profit share and residual payments, are expensed through clinic salary and related costs as the Company has deemed these individuals to be "employees" under common law and as defined in FIN 44, as well in EITF 00-23 and FAS 123R. This definition is also consistent with the Company's treatment of the individuals for IRS reporting purposes. All payments are reported to the IRS and the clinic directors under Form W-2 statements with payments subject to tax withholding.

The employment relationships for these individuals are clearly compensatory in nature. The individuals make no capital contribution in return for their profit share interest and they are not considered partners for legal or contractual purposes. The individuals' rights are limited to that of an employee. Additionally, the individuals who participate in profit share arrangements do not share in any net proceeds should liquidation of the business occur.

Partnerships
------------

Each Partnership is a separate legal and business entity and is formed in accordance with the Texas Limited Partnership Act (or successor statute). The purpose of each Partnership is to develop, own and operate physical or occupational therapy practices consisting of one or more clinics. The Partnerships are not intended as employment vehicles for those therapists who may be limited partners. The partnerships are stand alone business entities which are not dependent upon the continued employment or services of any individual. Should a therapist partner leave the practice, the Company may place another individual to serve as clinic director in the capacity of an employee only. The minority interest partner continues to retain their equity interest unless the Company or another party purchases that interest. The partner controls their minority interest; the Company cannot convey the partner's minority interest ownership position to another party.

Separate capital accounts ("Capital Accounts") are maintained for each limited partner's partnership interest and are determined and maintained in accordance with Treasury Regulation 1.704.1(b)(2) (iv). When a new Partnership is formed, the Company contributes $650 for its 65% interest and the therapist partner contributes $350 for their 35% limited partnership interest. Costs of the business are financed from the capital contribution and by loans generally from one of our affiliates and leases (building and equipment) entered into by the Partnership. Upon the formation of a Partnership, there are no contracts in place, no patients, no revenue stream, or any other transaction history. Operations and business activities commence some time after formation of the Partnership. There is no operating entity or "going concern" prior to the Partnership's formation and commencement of business.

Until the income, if any, from the partnership is sufficient to repay the loans, no distributions are made to the partners. All partner distributions are determined subsequent to the deduction of all expenses and after the entity becomes cash flow positive including repayment of all loan obligations. Capital Accounts are adjusted each month based on the respective ownership interests in the Partnership as they would be for any other business partnership and these calculations occur independent of and only after any computations for salary, bonus or other ongoing expenses of the business. No partnership distributions are made unless the income and resulting cash flow and cash balances of the Partnership are sufficient to fund distributions. Therapists who are limited partners have no assurance of payments from distributions. Partners' partnership income is reported to the IRS and the partner under a Schedule K-1. Distributions are not subject to withholding which differs from the treatment for compensatory payments.

While most therapist partners are also under employment agreements, the provisions under such agreements are separate and apart from their rights and obligations under the partnership agreement. It should also be noted that there are partners who are employed elsewhere with unaffiliated non-Partnership, non-Company enterprises.

Employment Agreements in Comparison with Partnership Agreements
---------------------------------------------------------------

The terms of the employment agreements are materially and substantively different from the terms of the Partnership Agreements. Examples of such differences are as follows:

     -- Employment arrangements typically range from month-to-month to up to three years whereas the term of the partnership agreements is normally for forty years or more.
     -- Salary and bonus are earned by an employee based on their active involvement with the business and services rendered to the practice. Partnership distributions are not contingent upon any services provided by the minority interest partner.
     -- Employment agreements may provide for severance payments; there are no severance payment provisions contained within the Partnership agreement. There is no correlation between the employment agreement and the Minority Interest and Capital Accounts of the Partnership (i.e. the employment and Partnership agreements exist independently).
     -- Payments for severance arrangements under employment agreements are recorded as compensation expense.
     -- The minority interest partner continues to receive minority interest partner distributions subsequent to their departure or termination of employment unless they are purchased by the Company or a third party. Severance and minority interest payment streams are not linked nor dependant upon one another.
     -- Salary and bonus provisions are stipulated in the employment agreements and not in the Partnership agreements.
     -- Salary and bonuses provided for in the employment agreements are expensed as clinic salaries and related costs and are reported to the IRS and the therapist partner using a Form W-2 and are subject to tax withholding.
     -- Any partner distributions are reported on Schedule K-1 and are issued to the respective partners.
     -- In circumstances where a Partnership has been liquidated, the minority interest holder is distributed their share of the net assets. This has occurred where distributions have been made to the minority interest partners based on their Partnership ownership percentage due them for the net assets that were available to equity holders upon liquidation. This practice is consistent with that applied in partnership accounting.

The following chart contrasts the differences between the Partnerships and the profit share employment arrangements:

                                                                    Profit
                                                    Partnership     Sharing
--------------------------------------------------------------------------------
Term of agreement                                    40+ years    Month-to-month
                                                                  up to 3 years
--------------------------------------------------------------------------------
Capital contribution                                    Yes            No
--------------------------------------------------------------------------------
Shareholder rights exist                                Yes            No
--------------------------------------------------------------------------------
Distribution payments are made                          Yes            No
--------------------------------------------------------------------------------
Distributions made only when sufficient
 cash exists (risk)                                     Yes            No
--------------------------------------------------------------------------------
Texas limited partnership agreement signed
 by all partners                                        Yes            No
--------------------------------------------------------------------------------
Interest can be sold/transferred                        Yes            No
--------------------------------------------------------------------------------
Separate legal entity (unique FEIN)                     Yes            No
--------------------------------------------------------------------------------
Separate partner capital accounts maintained            Yes            No
--------------------------------------------------------------------------------
Continues past the individual's employment              Yes            No
--------------------------------------------------------------------------------
Schedule K-1 partnership income                         Yes            No
--------------------------------------------------------------------------------
Rights to undistributed earnings upon exit (if
 sufficient capital)                                    Yes            No
--------------------------------------------------------------------------------
Must be an employee                                     No             Yes
--------------------------------------------------------------------------------
Intended as part of an employment program               No             Yes
--------------------------------------------------------------------------------
Active involvement in business is required              No             Yes
--------------------------------------------------------------------------------
Form W-2 Income (subject to withholding)                No             Yes
--------------------------------------------------------------------------------
Guaranteed payments - not based on cash
 availability (no risk)                                 No             Yes
--------------------------------------------------------------------------------
100% owned by wholly owned subsidiary of
 U.S. Physical Therapy, Inc.                            No             Yes
--------------------------------------------------------------------------------
Potential severance provision                           No             Yes
--------------------------------------------------------------------------------
Unpaid profit sharing forfeited upon termination
 if prior to end of employment agreement                No             Yes
--------------------------------------------------------------------------------

Consideration of Accounting Implications
----------------------------------------

Per review of the accounting guidance there is a clear determination supporting the consolidation of all Partnerships within the records of U.S. Physical Therapy, Inc. and, as such, the literature related to this guidance is not contained within the scope of this correspondence.

Issue 1: Accounting treatment of minority interest initial investment and
--------------------------------------------------------------------------
partnership formation.
---------------------

Based on the facts and circumstances discussed above, the accounting entries appropriate to the accounting for the Partnership formation are as follows:

     -- The Partnership interests at formation have value equal only to the Capital Accounts.
     -- At inception, the business has no patients, contracts, or other revenue stream.
     -- At formation, the business has significant financial obligations including rents, leases, payroll and start-up costs.

No additional value is assigned to the equity component of the minority interest at formation due to the fact that there are no net assets of the business and no assurance that the business will be profitable nor have any residual value. It should be noted that over the past three years the Company has been forced to close 52 unprofitable clinics.

Issue 2: Accounting treatment of distributions made to minority limited
------------------------------------------------------------------------
partners.
---------

There are two potential treatments of Partnership distributions: compensation expense under EITF 00-23 and FAS 123R or as equity distributions within minority interest expense. Historically, the Company has accounted for these distributions in the following manner:

     -- For Partnerships formed prior to January 18, 2001, minority interests in subsidiary limited partnerships was charged on the income statement for the portion of earnings allocated to the limited minority partner and a credit was booked on the balance sheet under the line item with the same title. The credit in the balance sheet was reduced upon payment of distributions; which occurs monthly provided sufficient cash exists.

     -- For Partnerships formed on or after January 18, 2001, clinic salaries and related costs was charged for the portion of earnings allocated to the minority limited partner and an appropriate accrual was booked on the balance sheet. The accrual in the balance sheet was reduced upon payment of distributions.

     -- For Partnerships acquired, minority interests in subsidiary limited partnerships was charged on the income statement for the portion of earnings allocated to the limited minority partner and a credit was booked on the balance sheet under the line item with the same title.

Based upon further review of the underlying and complete facts and circumstances, as well as the business model, we note the following considerations in our determination as to the classification of payments as either employee compensation expense or minority interest expense, including the relevant facts and circumstances upon which our determination was based:

     -- EITF 00-23 paragraphs 215 and 218 describe the accounting for profits interests arrangements of an LLC or other pass through entities in circumstances whereby it has been clearly demonstrated and determined that the substance of the arrangement effectively creates a relationship such that the payment stream is compensatory in nature and not consistent with that of an equity distribution. We note that per review of paragraph 218, which indicates that, "profits interest award should be accounted for based on its substance. The Task Force observed that the terms of the plan that should be considered in determining how to account for a profits interest award include the investment required, the liquidation or repayment provisions, and the provisions for realization of value. All facts and circumstances surrounding the award should be considered in making that judgment."

     -- The Company has thoroughly reviewed this guidance, as well as the facts and circumstances specific to the underlying agreements in conjunction with our overall business model. We believe that the nature of the relationships with the partners is more appropriately treated as minority interests. The EITF's published discussion topics and guidance related to how a "profits interest" is defined in the application of this standard (and in turn FAS 123R) as per "Working Group Report No. 6, dated 9/20/01, in paragraph 60 provides, "U.S. IRS Revenue Ruling 93-27 describes a profits interest as an interest that would not share in the liquidation proceeds of the partnership if the partnership were to sell its assets and liquidate immediately after granting the profits interest. That is, similar to options on common stock or stock appreciation rights, a profits interest does not provide the holder with an interest in the existing net assets of an entity at the date of grant. Similar to stock options or stock appreciation rights, the holder of a profits interest has a right to share in the future profits or appreciation in the fair value of the grantor entity."

We note that contrary to the definition discussed above, the Partnership minority interest holders do share in the liquidation proceeds of the partnership. The Company's historical and current practices affirm this assertion. There have in fact been numerous transactions whereby the Company has liquidated or closed a partnership or the partner has sold their rights thereto in a third party exchange in an arms-length cash transaction. Further, it is noted that the holder of the equity interest, obtained such interest via a capital contribution and not in exchange for services to the company.

We noted the following additional discussion items contained within the working group discussions released in clarification of the guidance promulgated by the EITF and FASB.

"63. As clarified by FIN 44, the scope of APB 25 is limited to transactions with employees. The grant of a capital-, equity-, or profits-based award to employees of a pass-though entity may change the payroll tax classification of those individuals from that of an employee to that of owner. For purposes of determining whether an individual is an employee or a non-employee, FIN 44 states that an employer/employee "relationship shall be determined based on common law as illustrated in case law and currently under U.S. IRS Revenue Ruling 87-41." That Ruling outlines 20 factors to consider in determining the status or existence of a relationship. The focus of those factors is the degree of control and independence in the business relationship. "Although the EITF 00-23 in many instances looked beyond this relationship, such circumstances were limited to specific circumstances whereby the substance of the partnership interests were compensatory in nature and not truly partnerships as contemplated in a partnership accounting model or limited partnership legal model.

As per FIN 44, the definition of an employee is encompassed as, "A grantee is an employee if the grantor exercises or has the right to exercise sufficient control over that individual to establish an employer-employee relationship. That relationship shall be determined based on common law as illustrated in case law and currently under U.S. Internal Revenue Service Revenue Ruling 87-41. Accordingly, for purposes of applying Opinion 25, a grantee meets the definition of an employee if the grantor consistently represents that individual to be an employee under common law."

The considerations given towards a pure partnership minority interest expense accounting model consider also the issuance of Schedule K-1's to the partners.

Management notes that the Company does not believe that it is able to exercise sufficient control over the employee as it relates to the distribution payments for their minority interests. The limited partner enters into the business relationship as a contributing investor of their own volition. The partner paid their capital contribution in cash for their equity investment and has full rights to the return on their initial investment, which was not awarded in return for any services provided to the business, and exists completely separate and apart from their employment arrangements. The partner has a legal right at the point of formation to their capital account and the distribution generated from their investment as a limited partner. The Company is not able to transfer, sell or otherwise convey the rights of the limited partner to any other party and does not own this interest. Additionally, the limited partner has full liquidation rights.

Issue 3: Accounting treatment of employment agreements, nonsoliciation
-----------------------------------------------------------------------
agreements, severance agreements or post termination compensation provisions of
--------------------------------------------------------------------------------
profits interest partners.
--------------------------

The Company has accounted for the salaries, severance and, where applicable, post termination compensation provisions as compensation expense. All such amounts are reported for IRS purposes on Form W-2. During 2002 through mid year 2004, prior management focused on developing clinics through Profit Sharing arrangements. In order to motivate directors to grow their business, several bonus models were put in place. Currently, in 19 arrangements, the director is guaranteed a payment at the end of 5 years based on the results of their clinic and certain other requirements. The Company accrues this potential payment over the term of the agreement when it is probable that a liability exists. Each reporting period, this liability is measured at its fair value. This payment is unlike distributions or a buyout of a partnership interest as it is guaranteed based on the results of the clinics along with other requirements. The Company is contractually obligated to this payment. Note that with the management change in mid-2004, the Company shifted its focus back to developing clinics through our Partnership model.

Issue 4: Accounting treatment of minority limited partners who are also salaried
--------------------------------------------------------------------------------
employees of the partnership concurrent with being minority limited partners /
--------------------------------------------------------------------------------
owners of the business.
-----------------------

The salary, bonus expense and related employee benefits for minority limited partners who are employees of the Partnership are expensed over the service period. The payments are made through payroll and reported on their Form W-2.

Issue 5: Accounting treatment for the buyout of minority interests.
-------------------------------------------------------------------

The General Partner (the Company or a subsidiary) has the right, but is not obligated, to acquire a therapist partner's limited partnership interest should the partner leave the business. This right typically exists for 180 days from the time the partner leaves the practice. If the General Partner does not exercise that right then the therapist partner retains both their limited partnership interest and all related rights including the right to receive future pro rata equity distributions as well as access to the partnership books and records. When purchases of minority interests by the General Partner do occur they are done at fair market value and are subject to arms-length negotiation between the respective parties. When the General Partner acquires the minority interest of a therapist partner it does not represent compensation for services rendered or to be rendered. Rather the price paid is for the value of the ongoing business as would be the case in any other type of acquisition.

From time to time, U.S. Physical Therapy or its subsidiaries exercise the right to acquire a portion or all of the Minority Interest of the limited partners in the Partnerships. Since the Company's inception in 1992 to date, all such acquisitions have been accounted for using the purchase method. Use of the purchase method for the acquisition of minority interests is required pursuant to FASB Statement No. 141 which states "14. The acquisition of some or all of the noncontrolling interests in a subsidiary - whether acquired by the parent, the subsidiary itself, or another affiliate - shall be accounted for using the purchase method." Paragraphs A5 and A7 of Statement 141 provide further guidance on the accounting under such situations, as follows: "Paragraph 14 continues the practice established by Opinion 16 of accounting for the acquisition of noncontrolling equity interests of a subsidiary (commonly referred to as a minority interest) using the purchase method."

Limited partners, including therapist limited partners, may sell their partnership interests to third parties with the General Partner's consent. The partnership agreements contain the standard rights of first refusal as is customary in a general partner / limited partner relationship. The sale of limited partner interests to third parties has occurred in the past and there is currently a situation whereby one of the therapist partners is in the process of selling his interest in a practice to another individual. The character of the transaction for federal income tax is clearly capital in nature and not a compensatory expense whether the Company or a third party acquires the minority interest position. Specifically, sellers recognize the proceeds from these transactions as a capital gain and not as ordinary income as would be the case under a compensation arrangement.

Issue 6: Accounting considerations and disclosure requirements of FASB No. 154,
--------------------------------------------------------------------------------
"Accounting Changes and Error Corrections - A Replacement of APB Opinion No. 20
--------------------------------------------------------------------------------
and FASB Statement No. 3".
--------------------------

It is noted that the Company considered the guidance contained within FASB No. 154, which was adopted by the Company as of January 1, 2006.

Definitions Considered
----------------------

     -- Change in Accounting Principle - "a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply or when the accounting principle formerly used is no longer generally accepted. A change in the method of applying an accounting principle also is considered a change in accounting principle."

     -- Error in Previously Issued Financial Statements - "an error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error"

     -- Restatement - "the process of revising previously issued financial statements to reflect the correction of an error in those financial statements."

     -- Retrospective application - "the application of a different accounting principle to one or more previously issued financial statements, or to the statement of financial position at the beginning of the current period, as if that principle had always been used, or a change to financial statements of prior accounting periods to present the financial statements of a new reporting entity as if it had existed in those prior years."

Per review of the aforementioned definitions, the Company's previous use of EITF 00-23 and FAS 123R in respect to the limited partnership minority interest distributions is deemed to have been a mistake in the application of then existing GAAP as is consistent with the definition of an error in previously issued financial statements.

Other Considerations
--------------------

Our assessment of the impact includes:

     -- Reclassification of amounts from compensation expense to minority interest expense does not result in a change to net income, EPS, or fully diluted EPS.
     -- There is no impact to EBITDA, which is utilized by the Company and its investors as a performance measure.
     -- The components of minority interest, whether reported as compensation or minority interest expense, have already been disclosed in the previous filings.
     -- Related entries do not have an impact upon the consolidated balance sheets.
     -- Reclassification of amounts from operating cash flows and to financing cash flows is required within the consolidated statements of cash flows.

The impact to the consolidated financial statements is a reclassification and not deemed to be material to a prudent reader of the consolidated financial statements or to negatively impact any financial statement trends. Thus, a restatement of previously issued consolidated financial statement for periods prior to the filing of the Form 10K for the year ending December 31, 2006 is not required; however, disclosures regarding this correction are required under FASB No 154.

Disclosures Considerations
--------------------------

The following disclosure within the footnotes to the consolidated financial statements for the Form 10K for the year ended December 31, 2006 are deemed necessary in relation to this proposed reclassification:

     --   Nature of and reason for the reclassification.
     --   Description of the Company's accounting policies.
     -- Effect of the change on income from continuing operations, net income, affected consolidated financial statement line items, as well as per share amounts for the current period and all prior periods presented. (Note that there is no impact to net income or per share amounts as discussed above. All amounts recorded as minority interest regardless of the consolidated income statement geography have been previously disclosed in earlier public filings within the footnotes to the consolidated financial statements.)
     -- There is no cumulative effect of the error on periods prior to those presented, to net assets or to retained earnings or any equity component within the consolidated statements of stockholders' equity.

Current Status
--------------

In conclusion, given the issues discussed herein as it pertains to the Company's accounting for its partnerships, management believes that the weight of the evidence pertaining to the relevant facts and circumstances, as well as evolution of the Company's business model from the initial consideration of EITF 00-23, FAS 123R and in working through the comments received from your department, indicates that allocable distributions under these agreements would be more properly classified as minority interest expense. Further, the Company and its management do not believe that allocable distributions to the minority interests are "profits interests" granted to employees as per the definition that would be required for them to be considered as compensation expense within the guidelines promulgated by EITF 00-23 and FAS 123R.

In the opinion of the Company's management, the retrospective and prospective application of minority interest partnership accounting to the limited partnership agreements is a true reflection of the nature of these transactions. The Company does not believe that the currently filed consolidated financial statements on Forms 10-Q for quarterly periods within the nine months ended September 30, 2006, and Forms 10-Q and Forms 10-K for the quarterly periods within and years ended December 31, 2005, 2004, 2003 and 2002 are "unreliable"; however, the Company does believe that the reclassification of these accounts is appropriate and useful to a reader of the consolidated financial statements. The reclassification of minority interest for those partnerships formed after January 18, 2001 would not have an impact on net income or earnings per share. The components of minority interest, whether reported as compensation or minority interest, have already been disclosed in the previous filings. As such, we believe that the Company's footnote disclosures within its Form 10K for the year ended December 31, 2006 require the disclosures noted above. Given that this is a reclassification, the immaterial impact to the consolidated financial statements, and the considerations normally attributed to a prudent reader of the consolidated financials of the Company, we do not believe that the changes proposed have a material impact on our financial statements. In addition, no negative trends will result from this reclassification.

The Company acknowledges that:

     -- The Company is responsible for the adequacy and accuracy of the disclosure in the Company's consolidated financial statements;
     -- Staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
     -- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

Lawrance McAfee
Chief Financial Officer